FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Reports First Quarter 2006 Financial Results

SHANGHAI, China, May 11, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter of 2006 ended March 31, 2006.

First Quarter 2006 Financial Highlights:

● ● ● ● ●	Total revenues increased 20.9% over Q1 2005 to RMB172.5 million (US$21.5 million), in line with the Company’s guidance range of RMB165 to RMB175 million
 Gross margin reached 55.3% compared with 48.7% in Q1 2005
 Net income increased 188.8% over Q1 2005 to RMB26.5 million (US$3.3 million)
 Fully diluted earnings per common share were RMB0.47 (US$0.12 per ADS), exceeding the Company’s expectations of RMB0.28 to RMB0.38
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.60 (US$0.15 per ADS)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased with our first quarter results, which were driven primarily by solid performance of our recruitment advertising businesses. Revenues from our print advertising business increased 14% year-over-year. In our online recruitment services business, we again witnessed strong growth with revenues increasing 53% year-over-year. In the first quarter, we successfully acquired new online customers through our sales and marketing efforts. We also saw increased purchases of our higher-priced online advertising products and services to attract job seekers during the post-Chinese New Year peak recruiting period.”

“Leveraging the scale benefits of our operating model, we further improved our margins and reached a gross margin level above 55% in the first quarter. We continue to execute our business strategy while maintaining a sharp focus on profitable growth, cost efficiency and shareholder value. We remain well-positioned financially and competitively to capture opportunities from the ongoing development and evolution of the Chinese HR services market,” said Mr. Yan.

First Quarter 2006 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2006 were RMB172.5 million (US$21.5 million), an increase of 20.9% from RMB142.7 million for the same quarter in 2005.

Print advertising revenues for the first quarter of 2006 increased 13.8% to RMB106.7 million (US$13.3 million) compared with RMB93.7 million in the first quarter of 2005. The increase was primarily due to a decrease in discounts we offered for recruitment advertisements placed in 51job Weekly in some cities and increases in prices in certain markets. The estimated number of print advertising pages generated in the first quarter of 2006 was 3,043 compared with 3,107 pages in the same quarter in 2005.

Online recruitment services revenues for the first quarter of 2006 were RMB48.5 million (US$6.1 million), representing a 52.6% growth from RMB31.8 million for the same quarter last year. The increase was principally attributable to a larger number of unique employers using the Company’s online recruitment services, which increased to 38,047 in the first quarter of 2006 from 25,628 in the same period last year.

Executive search revenues for the first quarter of 2006 decreased 27.2% to RMB5.1 million (US$0.6 million) from RMB6.9 million in the same quarter last year. For the first quarter of 2006, other human resource related revenues grew 20.0% to RMB12.3 million (US$1.5 million) from RMB10.3 million in the first quarter last year mainly as a result of increased demand for corporate training and business process outsourcing services.

Gross profit for the first quarter of 2006 was RMB90.1 million (US$11.2 million), representing an increase of 37.7% from RMB65.4 million for the same quarter last year. Gross margin, which is calculated by dividing gross profit by net revenues, increased to 55.3% in the first quarter of 2006 compared with 48.7% in first quarter of 2005 due to economies of scale and improved operating efficiencies.

Operating expenses for the first quarter of 2006 were RMB56.1 million (US$7.0 million) compared with RMB57.4 million for the same period last year. Operating expenses as a percentage of net revenues decreased to 34.4% for the first quarter of 2006 compared with 42.7% in the first quarter of 2005. Sales and marketing expenses for the first quarter of 2006 decreased to RMB28.6 million (US$3.6 million) from RMB32.0 million for the same quarter in 2005 mainly due to lower advertising expenses which were partially offset by an increase in sales and marketing staff. In the first quarter of 2005, the Company’s advertising expenses included a RMB6 million national television campaign.

General and administrative expenses for the first quarter of 2006 increased to RMB27.5 million (US$3.4 million) from RMB25.3 million for the first quarter last year primarily as a result of higher professional services fees, higher costs associated with operating several additional sales offices, higher staff costs attributable to personnel additions and greater share-based compensation expense as a result of the Company’s adoption of Statement of Financial Accounting Standards No. 123R (SFAS No. 123R).

Income from operations for the first quarter of 2006 grew significantly to RMB34.0 million (US$4.2 million) from RMB8.1 million for the same period last year.

Net income for the first quarter of 2006 increased 188.8% to RMB26.5 million (US$3.3 million) from RMB9.2 million for the same quarter in 2005. Fully diluted earnings per common share for the first quarter of 2006 were RMB0.47 (US$0.06) compared with RMB0.16 for the first quarter of 2005. Fully diluted earnings per ADS for the first quarter of 2006 were RMB0.94 (US$0.12) compared with RMB0.32 in the first quarter of 2005.

On January 1, 2006, the Company adopted SFAS No. 123R, which requires companies to measure compensation expense for all share-based payments, including employee stock options, at fair value. The Company recognized total share-based compensation of RMB5.9 million (US$0.7 million) in the first quarter of 2006. Under the previous accounting treatment before the adoption of SFAS No. 123R, share-based compensation expense was RMB3.7 million in the first quarter of 2005. Starting with its first quarter 2006 results, the Company has changed its presentation of share-based compensation expense in its statements of operations and has reclassified the expense to cost of services, sales and marketing expenses, and general and administrative expenses. The Company has also presented the amount of share-based compensation expense reclassified to each of these cost categories in footnotes to its statements of operations.

In July 2005, the Chinese government changed its foreign exchange policy which resulted in an appreciation in the value of the Renminbi, the Company’s functional currency, against the U.S. dollar. In the first quarter of 2006, the Company recognized a foreign currency translation loss of RMB1.6 million (US$0.2 million) compared with a translation loss of RMB9,001 in the first quarter of 2005.

Excluding share-based compensation and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted net income for the first quarter of 2006 was RMB34.0 million (US$4.2 million), a 164.7% increase from RMB12.9 million for the first quarter of 2005. Non-GAAP adjusted fully diluted earnings per common share were RMB0.60 (US$0.07) in first quarter of 2006 compared with RMB0.22 in the first quarter of 2005. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2006 were RMB1.21 (US$0.15) compared with RMB0.45 in the first quarter of 2005.

As of March 31, 2006, the Company’s cash balance was RMB785.8 million (US$98.0 million) compared with RMB830.6 million at year-end 2005. The decrease in cash was primarily the result of installment payments related to the Company’s purchase of a new office complex in Shanghai’s Zhangjiang High Technology Park. In the first quarter of 2006, the Company did not repurchase any ADSs in the open market under a stock repurchase program authorized by its shareholders in May 2005.

Business Outlook

For the second quarter of 2006, based on current market and operating conditions, the Company’s revenue target is in the range of RMB170 to RMB180 million (US$21.2 to US$22.5 million). Excluding share-based compensation expense and any foreign currency translation losses or gains that may arise from further Renminbi revaluations, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2006 is in the range of RMB0.52 to RMB0.62 per common share (US$0.13 to US$0.15 per ADS). The Company expects aggregate share-based compensation expense in the second quarter of 2006 to be approximately RMB8 million.

Other Company News

In April 2006, the Company announced that it had formed a business alliance with Recruit Co., Ltd., a leading human resource services provider in Japan, to explore further opportunities within the human resources industry and potentially new information services businesses in China.

In a separate, private transaction also involving Recruit, the Company was informed that certain of its shareholders had entered into a share purchase agreement with Recruit. In mid-April, these shareholders consummated a sale of 8,452,918 common shares, or approximately 15% of the Company’s issued and outstanding common shares as of December 31, 2005, to Recruit at a price of US$13.00 per common share (equivalent to US$26.00 per ADS). Of the 8,452,918 common shares purchased by Recruit, 50% of the shares were sold by entities affiliated with DCM – Doll Capital Management and 50% by the Company’s four founders, who are Rick Yan, Michael Lei Feng, Norman Lui and Kathleen Chien, in proportion to each individual’s respective shareholding in the Company at the Company’s initial public offering (IPO) in September 2004. The share purchase agreement also provides an option that would allow Recruit to purchase additional shares from these shareholders over a three-year period, which, if exercised in full, would result in Recruit holding an aggregate 40% of the Company’s issued and outstanding common shares as of December 31, 2005. If the option is fully exercised pursuant to the terms of the share purchase agreement, the pro forma ownership in the Company as of December 31, 2005 for entities affiliated with DCM – Doll Capital Management would decrease from approximately 25% to nil and for the four founders in aggregate from approximately 50% to approximately 35%, with each founder selling shares in proportion to his or her respective shareholding at the time of the IPO.

In late March, the Company signed a letter of intent to purchase its current principal executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road for approximately RMB27 million (US$3.4 million) in order to utilize the space as its sales office in downtown Shanghai. The Company plans to move its principal executive offices to the new office complex it has purchased in Zhangjiang High Technology Park in late 2006.

In February, the Company changed its newspaper contractor to Human Resource News in the city of Chongqing. There was no interruption in the printing and distribution of 51job Weekly in that city during the transition. In January, the Company launched a sales office and a new local edition of 51job Weekly in the municipality of Tianjin.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB8.0167 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of March 31, 2006.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on May 11, 2006 (9:00 a.m. Shanghai / Hong Kong time zone on May 12, 2006) to discuss first quarter 2006 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-310-6649 (+1-719-457-2693 for international callers) and provide the passcode 8306814. An audio replay of the conference call will be available three hours after completion through May 18, 2006, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 8306814.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 24 cities with local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2006, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2006; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2006 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2005	March 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	93,690,402	106,655,304	13,304,141
Online recruitment services	31,805,222	48,526,777	6,053,211
Executive search	6,938,222	5,050,135	629,952
Other human resource related revenues	10,256,021	12,309,018	1,535,422
Total revenues	142,689,867	172,541,234	21,522,726
Less: Business and related tax	(8,252,063)	(9,724,790)	(1,213,066)
Net revenues	134,437,804	162,816,444	20,309,660
Cost of services (Note 2)	(69,005,139)	(72,727,133)	(9,071,954)
Gross profit	65,432,665	90,089,311	11,237,706

Operating expenses:
Sales and marketing (Note 3)	(32,043,468)	(28,608,989)	(3,568,675)
General and administrative (Note 4)	(25,309,532)	(27,465,897)	(3,426,085)
Total operating expenses	(57,353,000)	(56,074,886)	(6,994,760)
Income from operations	8,079,665	34,014,425	4,242,946
Loss from foreign currency translation	(9,001)	(1,613,638)	(201,284)
Interest and investment income	4,855,767	4,549,912	567,554
Other income	448,696	(64,477)	(8,043)
Income before provision for income tax	13,375,127	36,886,222	4,601,173
Income tax expense	(4,199,835)	(10,385,590)	(1,295,494)
Net income	9,175,292	26,500,632	3,305,679

Earnings per share:
Basic	0.16	0.48	0.06
Diluted	0.16	0.47	0.06

Earnings per ADS (Note 5):
Basic	0.33	0.96	0.12
Diluted	0.32	0.94	0.12

Weighted average number of common shares outstanding:
Basic	55,659,607	54,924,054	54,924,054
Diluted	57,618,226	56,280,825	56,280,825

Notes:

1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.0167 on March 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2: Includes share-based compensation expense of RMB380,793 and RMB947,028 (US$118,132) for the three months ended March 31, 2005 and 2006, respectively.

3: Includes share-based compensation expense of RMB339,675 and RMB814,103 (US$101,551) for the three months ended March 31, 2005 and 2006, respectively.

4: Includes share-based compensation expense of RMB2,951,127 and RMB4,149,829 (US$517,648) for the three months ended March 31, 2005 and 2006, respectively.

5: Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2005	March 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	13,375,127	36,886,222	4,601,173
Add back: Share-based compensation expense	3,671,595	5,910,960	737,331
Add back: Loss from foreign currency translation	9,001	1,613,638	201,284
Non-GAAP income before provision for income tax	17,055,723	44,410,820	5,539,788
Non-GAAP income tax expense	(4,201,843)	(10,389,491)	(1,295,981)
Non-GAAP adjusted net income	12,853,880	34,021,329	4,243,807

Non-GAAP adjusted earnings per share:
Basic	0.23	0.62	0.08
Diluted	0.22	0.60	0.07

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	0.46	1.24	0.15
Diluted	0.45	1.21	0.15

Weighted average number of common shares outstanding:
Basic	55,659,607	54,924,054	54,924,054
Diluted	57,618,226	56,280,825	56,280,825

Notes:

1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.0167 on March 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2: Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2005	2006	2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS

Current assets:
Cash	830,633,550	785,804,567	98,020,952
Short-term investments	10,554,529	10,636,419	1,326,783
Accounts receivable (net of allowance of RMB2,860,275 and RMB2,816,583 as of December 31, 2005 and March 31, 2006, respectively)	22,222,865	31,161,276	3,887,045
Prepayments and other current assets	23,265,437	15,278,970	1,905,893
Deferred tax assets, current	5,867,820	4,585,483	571,991
Total current assets	892,544,201	847,466,715	105,712,664
Property and equipment	32,357,875	31,639,516	3,946,701
Intangible assets	11,380,835	10,482,645	1,307,601
Other long-term assets	26,724,335	111,229,878	13,874,771
Deferred tax assets, non-current	412,314	412,314	51,432
Total assets	963,419,560	1,001,231,068	124,893,169
LIABILITIES

Current liabilities:
Accounts payable	7,358,046	13,273,132	1,655,685
Due to related parties	1,505,515	868,353	108,318
Salary and employee related accrual	19,339,789	14,007,253	1,747,259
Taxes payable	23,201,967	23,650,410	2,950,143
Advance from customers	40,619,516	48,657,404	6,069,505
Other payables and accruals	17,515,264	13,965,044	1,741,995
Total current liabilities	109,540,097	114,421,596	14,272,905
Total liabilities	109,540,097	114,421,596	14,272,905
Commitments and contingencies	–	–	–

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 54,876,079 and 55,016,214 shares issued and outstanding as of December 31, 2005 and March 31, 2006, respectively)	45,451	45,563	5,684
Additional paid-in capital	848,423,068	831,673,143	103,742,580
Deferred share-based compensation	(23,141,471)	–	–
Statutory reserves	3,680,707	3,680,706	459,130
Other comprehensive loss	(318,174)	(280,453)	(34,984)
Retained earnings	25,189,882	51,690,513	6,447,854
Total shareholders’ equity	853,879,463	886,809,472	110,620,264
Total liabilities and shareholders’ equity	963,419,560	1,001,231,068	124,893,169

Note 1:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB8.0167 on March 31, 2006
in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.